UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Planned Retirement of Dave McLennan, Chief Financial Officer in mid-2020

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 5, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced that after 16 years of dedicated service as Chief Financial Officer (CFO), Dave McLennan has decided it is time to retire. By providing a lengthy notice period, Dave will be assisting in the Company’s transition to a new Chief Financial Officer. The Company has engaged a global executive search firm and a formal process has commenced to recruit a replacement. The Company expects to complete the transition by the middle of 2020.

Dave has held the CFO role since early 2004, leading the Company through a sustained period of market leadership. During this time, he helped the Company grow its revenue base organically and most recently led a series of strategic acquisitions that have established the Company’s MVNO platform in Europe and North America. Also, as Chief Transformation Officer over the past year, he has led a number of significant programs to help improve overall operating efficiency.

"Dave has built a strong foundation for our financial operations and has been crucial to Sierra Wireless’ growth and overall success these past 16 years," said Sierra Wireless President and CEO, Kent Thexton. “He is a strong leader who understands our business, clients and communities.”

Kent Thexton and the Board of Directors of Sierra Wireless sincerely thank Dave for his dedicated service and helping the Company transition to a new CFO and wish him well in his well-earned retirement.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing regarding the Company’s CFO transition, and other expectations, intentions, and plans contained in this press release that are not historical fact. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, the availability of qualified candidates and changing market conditions. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: December 05, 2019